Exhibit 99.1

Suntech Adds Two New Board Members

WUXI, China — July 30, 2013 — Suntech Power Holdings Co., Ltd. (NYSE: STP) (“Suntech Holdings” or the “Company”), one of the world’s largest solar companies, today announced that it has appointed two new members to the Company’s Board of Directors, Mr. Michael Nacson and Mr. Kurt Metzger. The two Board members were nominated by the holders of the Company’s 3% Convertible Notes as a condition of the Forbearance Agreement announced on June 28th. The additions bring the total number of board members to nine.

Mr. Nacson has more than 25 years of senior management and board-level experience in the Asia-Pacific region and has worked extensively with businesses with distressed debt and undergoing corporate restructuring. Mr. Nacson is currently a Principal at CSL, an Asia-based corporate transactions advisory company and outsourced CFO provider. He has previously held positions as a Managing Director, CFO, CRO, CPO, executive and non-executive director of a number of Asia Pacific companies in the technology, chemical, real-estate, business consulting, manufacturing, finance, electronics, communications and transportation industries. Educated in the UK, Mr. Nacson previously worked as a Partner in Arthur Andersen’s Hong Kong Corporate Restructuring Practice.

Mr. Metzger has over 20 years of senior management experience providing financial services and counsel to financially distressed companies and growth stage companies. He is currently a principal at GEM Advisory, a management consulting company, and has held positions as a CRO and CFO in alternative asset management, bio-energy, petrochemical, textiles, IT and clean energy investment companies. Previously, Mr. Metzger worked for Ferrier Hodgson, a leading financial advisor for corporate debt, restructuring and turnaround management. Prior to that, he spent 16 years with Fleet Boston Financial Corp where he last served as the Deputy MD, Asia Fixed Income. Mr. Metzger holds a BA in Economics with a concentration in Alternative Energy from Brown University.

Ms. Susan Wang, the chairperson of Suntech’s board, said, “We would like to welcome our two new board members. Messrs. Nacson and Metzger come with credentialed experience in restructuring and, in my view, will help benefit Suntech in the coming months.”

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP) produces solar products for residential, commercial, industrial, and utility applications. With regional operations in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are designed to drive solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes the ability of the Company to complete a restructuring. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For media enquiries, please contact:

Ryan Scott Ulrich

Public Relations and Investor Relations

Ph: +86 510 8531 8654

Email: ryan.ulrich@suntech-power.com